Dreyfus
Florida Intermediate
Municipal Bond Fund

ANNUAL REPORT December 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Florida Intermediate Municipal Bond Fund, covering the 12-month period from January 1, 2005, through December 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Scott Sprauer.

Municipal bonds generally shrugged off bad news and focused on more positive factors in 2005, helping the market post its sixth consecutive calendar year of positive returns. Although short-term interest rates rose by 200 basis points due to eight consecutive increases by the Federal Reserve Board during 2005, the yield of 30-year AAA-rated general obligation bonds ended the year 22 basis points lower than where it began. Analysts generally attribute the municipal bond market's strength to low inflation and robust investor demand for tax-exempt income.

Looking forward, we expect the U.S. economy to continue its moderate expansion in 2006, while inflation should stay low and investor demand for income-producing securities should remain high. Risks in the new year include uncertainty regarding Fed policy under a new chairman and relatively rich valuations among municipal bonds compared to U.S. Treasury securities.

As always, we encourage you to speak with your financial consultant about how these and other market forces may affect your investments. Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 17, 2006



DISCUSSION OF FUND PERFORMANCE

Scott Sprauer, Portfolio Manager

How did Dreyfus Florida Intermediate Municipal Bond Fund perform relative to its benchmark?

For the 12-month period ended December 31, 2005, the fund achieved a total return of 1.38%.[1] In comparison, the Lehman Brothers 7-Year Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 1.72% for the same period.[2] In addition, the fund is reported in the Lipper Florida Intermediate Municipal Debt Funds category. Over the reporting period, the average total return for all funds reported in the Lipper category was 1.33%.[3]

Low inflation expectations and robust investor demand helped inter-mediate-term municipal bonds withstand most of the potentially eroding effects of rising short-term interest rates in 2005. Income from seasoned holdings and our emphasis on longer-term bonds helped the fund produce a higher return than its Lipper category average. However, the fund underperformed the Index, primarily due to relatively light exposure to lower-rated securities that are part of the benchmark. In addition, the benchmark's performance does not reflect fund fees and expenses.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital.

To pursue this goal, the fund normally invests at least 80% of its assets in municipal bonds issued by the state of Florida, its political subdivisions, authorities and corporations, that provide income exempt from federal income tax and which enable the fund's shares to be exempt from the Florida intangible personal property tax. The fund generally maintains a dollar-weighted average portfolio maturity between three and 10 years.

While the fund generally intends to invest only in investment-grade securities or the unrated equivalent as determined by Dreyfus, it does have the ability to invest up to 20% of its net assets in bonds rated below investment grade ("high-yield" or "junk" bonds) or the unrated equivalent as determined by Dreyfus.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

Rising short-term interest rates represented a significant factor affecting the fund's performance during 2005. In its ongoing fight against inflation, the Federal Reserve Board (the "Fed") raised the overnight federal funds rate eight consecutive times, from 2.25% at the start of the year to 4.25% by the end.

Yields of municipal bonds with short maturities rose along with interest rates, eroding their value. Contrary to historical norms, however, longer-term bond yields fell slightly during the reporting period, as prices were supported by low inflation and robust investor demand. As a result, yield differences between shorter- and longer-term bonds narrowed, producing better performance at the long end of the maturity spectrum.

The fund also was influenced by an improving fiscal environment in Florida, including the creation of new jobs and higher sales tax receipts in the recovering economy. Due to these factors, significant budget reserves and the state's historically conservative fiscal policies, Florida's financial performance has been stronger than many other states.

In this environment, we continued to diversify the fund's holdings across its full maturity spectrum. However, we placed mild emphasis on premium-priced securities with 15- to 20-year maturities, a section of the yield curve that benefited when short-term rates rose and long-term rates fell. In addition, the fund received strong income contributions from its longstanding core holdings, which provided higher yields than were available from newly issued securities. However, these positive factors were offset to a degree by the fund's relatively high credit profile, as some lower-rated credits that are part of the benchmark rallied in 2005.

What is the fund's current strategy?

Many analysts interpreted the minutes of the Fed's December meeting as evidence that the end of the credit-tightening cycle may be approaching. Meanwhile, the U.S. economy has been sending mixed signals, including signs of weaker consumer spending. Until the outlook becomes clearer, we have maintained a generally neutral investment posture. Of course, we are prepared to adjust our strategies as market conditions change.

January 17, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year, tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Florida Intermediate Municipal Bond Fund and the Lehman Brothers 7-Year Municipal Bond Index

Average Annual Total Returns *as of 12/31/05*

	1 Year	5 Years	10 Years
Fund	**1.38%**	**4.17%**	**4.17%**

† Source: Lipper Inc.

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The above graph compares a $10,000 investment made in Dreyfus Florida Intermediate Municipal Bond Fund on 12/31/95 to a $10,000 investment made in the Lehman Brothers 7-Year Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund invests primarily in Florida municipal securities and its performance shown in the line graph takes into account fees and expenses. The Index is not limited to investments principally in Florida municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged, total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Florida Intermediate Municipal Bond Fund from July 1, 2005 to December 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2005

Expenses paid per $1,000†	$ 4.08
Ending value (after expenses)	$998.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2005

Expenses paid per $1,000†	$ 4.13
Ending value (after expenses)	$1,021.12

† *Expenses are equal to the fund's annualized expense ratio of .81%; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2005

Long-Term Municipal Investments—98.0%	Principal Amount ($)	Value ($)
Florida—89.8%		
Brevard County Health Facilities Authority, Revenue (Holmes Regional Medical Center) 5.30%, 10/1/2007 (Insured; MBIA)	3,000,000	3,072,330
Brevard County Housing Finance Authority, MFHR (Windover Oaks) 6.90%, 2/1/2007 (Collateralized; FNMA)	2,000,000	2,024,400
Broward County, Water and Sewer Utility Revenue 5%, 10/1/2021	2,000,000	2,134,260
Broward County School Board, COP 5.50%, 7/1/2011 (Insured; FSA)	4,715,000 [a]	5,213,517
Capital Projects Finance Authority, Student Housing Revenue (Capital Projects Loan Program) 5.50%, 10/1/2016 (Insured; MBIA)	4,285,000	4,596,477
Charlotte County, Utility Revenue 5.40%, 10/1/2008 (Insured; FGIC)	1,210,000	1,253,233
Clay County Housing Finance Authority, Revenue (Multi-County Program) 4.85%, 10/1/2011 (Collateralized: FNMA and GNMA)	540,000	555,077
Collier County, Gas Tax Revenue 5%, 6/1/2022 (Insured; AMBAC)	3,000,000	3,188,610
Dade County:		
Special Obligation Revenue:		
(Solid Waste System)		
6%, 10/1/2006 (Insured; AMBAC)	2,565,000	2,616,403
Zero Coupon, 10/1/2010 (Insured; AMBAC)	6,825,000	5,704,403
Water and Sewer Systems Revenue 6.25%, 10/1/2011 (Insured; FGIC)	2,115,000	2,404,924
Florida, Education System, University of Florida Housing Revenue 5%, 7/1/2022 (Insured; FGIC)	2,055,000	2,196,158
Florida Board of Education:		
Capital Outlay (Public Education) 5.50%, 6/1/2010	5,000,000 [a]	5,479,500
Lottery Revenue:		
5.25%, 7/1/2018 (Insured; FGIC)	9,330,000	10,001,480
5.25%, 7/1/2018 (Insured; FGIC)	2,500,000	2,713,900
5.25%, 7/1/2019 (Insured; FGIC)	3,675,000	3,939,490
Florida Department of Environmental Protection, Revenue:		
5.75%, 7/1/2009 (Insured; FGIC)	5,100,000	5,502,237
(Florida Forever) 5.375%, 7/1/2017 (Insured; MBIA)	3,450,000	3,771,850
Florida Municipal Loan Council, Revenue (North Miami Beach Water) 5.375%, 8/1/2018 (Insured; MBIA)	1,990,000	2,172,582

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Florida (continued)		
Florida Municipal Power Agency, Revenue (Stanton II) 5.50%, 10/1/2015 (Insured; AMBAC)	3,635,000	4,018,456
Florida Ports Financing Commission, Revenue (Transportation Trust Fund−Intermodal Program) 5.50%, 10/1/2016 (Insured; FGIC)	1,745,000	1,851,864
Florida Turnpike Authority, Turnpike Revenue (Department of Transportation) 5.25%, 7/1/2023	1,945,000	2,078,544
Florida Water Pollution Control Financing Corp., Water Pollution Control Revenue 5.25%, 1/15/2021	2,545,000	2,770,080
Halifax Hospital Medical Center, HR 5%, 10/1/2010 (Insured; MBIA)	1,750,000	1,828,172
Hialeah Gardens, IDR (Waterford Convalescent) 7.875%, 12/1/2007	275,000	275,239
Hillsborough County, Utility Revenue:		
Zero Coupon, 8/1/2006 (Insured; MBIA)	5,000,000	4,905,950
5.50%, 8/1/2014 (Insured; AMBAC)	3,205,000	3,613,894
Hillsborough County Industrial Development Authority, HR (Tampa General Hospital) 5.25%, 10/1/2015	3,000,000	3,192,720
Hillsborough County School Board, COP 5%, 7/1/2016 (Insured; MBIA)	2,625,000	2,767,013
Jacksonville, Revenue:		
Guaranteed Entitlement (Refunding and Improvement) 5.375%, 10/1/2016 (Insured; FGIC)	3,080,000	3,370,567
Sales Tax:		
5.50%, 10/1/2014 (Insured; AMBAC)	1,500,000	1,642,080
5.50%, 10/1/2015 (Insured; AMBAC)	1,500,000	1,642,890
(River City Renaissance) 5.125%, 10/1/2018 (Insured; FGIC)	2,500,000	2,535,550
Lakeland, Electric and Water Revenue 5.90%, 10/1/2007	2,385,000	2,493,160
Lee County, Transportation Facilities Revenue 5.50%, 10/1/2015 (Insured; AMBAC)	2,500,000	2,738,150
Martin County, Utility System Revenue:		
5.50%, 10/1/2012 (Insured; FGIC)	1,065,000	1,182,587
5.50%, 10/1/2013 (Insured; FGIC)	1,485,000	1,663,646
Miami, Homeland Defense/Neighborhood 5.50%, 1/1/2016 (Insured; MBIA)	3,000,000	3,289,140
Miami-Dade County, Public Service Tax Revenue (UMSA Public Improvements) 5.50%, 4/1/2016 (Insured; AMBAC)	2,190,000	2,406,591

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Florida (continued)		
Miami-Dade County School Board, COP		
5.25%, 8/1/2008 (Insured; AMBAC)	2,500,000	2,614,250
Northern Palm Beach County Improvement District		
(Water Control and Improvement Unit Development)		
5.75%, 8/1/2009	875,000 a	916,913
Orange County, Tourist Development Tax Revenue		
5%, 10/1/2015 (Insured; AMBAC)	1,010,000	1,062,247
Orange County Health Facilities Authority, HR		
(Orlando Regional Healthcare)		
6.25%, 10/1/2011 (Insured; MBIA)	1,770,000	2,016,083
Orlando Utilities Commission,		
Water and Electric Revenue:		
5.80%, 10/1/2006	6,030,000	6,144,329
5.80%, 10/1/2007	1,175,000	1,224,902
Palm Beach County, Revenue:		
Criminal Justice Facilities		
5.375%, 6/1/2010 (Insured; FGIC)	1,825,000	1,970,142
Public Improvement (Convention Center)		
5.50%, 11/1/2011 (Insured; FGIC)	1,785,000 a	1,966,731
Palm Beach County School Board, COP:		
6%, 8/1/2010 (Insured; FGIC)	4,000,000 a	4,471,400
5.50%, 8/1/2012 (Insured; FSA)	4,910,000 a	5,447,989
Polk County, Public Facilities Revenue		
5%, 12/1/2020 (Insured; MBIA)	2,165,000	2,323,348
Reedy Creek Improvement District, Ad Valorem Tax		
5%, 6/1/2022 (Insured; AMBAC)	2,180,000	2,320,566
Saint Lucie County, Sales Tax Revenue		
(Refunding and Improvement)		
5.25%, 10/1/2022 (Insured; MBIA)	2,140,000	2,328,577
Seminole County, Water and Sewer Revenue:		
5%, 10/1/2021	2,410,000	2,577,760
5%, 10/1/2022	4,530,000	4,830,339
Tallahassee, Energy System Revenue		
5%, 10/1/2017 (Insured; MBIA)	2,665,000	2,870,498
Tampa:		
Cigarette Tax Allocation (H Lee Moffitt Cancer)		
5%, 3/1/2008 (Insured; AMBAC)	2,000,000	2,074,440
Utility Tax and Special Revenue		
5.25%, 10/1/2021 (Insured; AMBAC)	1,000,000	1,081,050

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Florida (continued)		
Tampa Bay, Water Utility Systems Revenue 5.125%, 10/1/2008 (Insured; FGIC)	3,205,000 [a]	3,383,807
Volusia County School Board, Sales Tax Revenue 5.375%, 10/1/2015 (Insured; FSA)	4,000,000	4,384,840
U.S. Related—8.2%		
Children's Trust Fund of Puerto Rico, Tobacco Settlement Revenue, Asset Backed Bonds:		
5.75%, 7/1/2010	1,000,000 [a]	1,092,760
5.75%, 7/1/2010	3,000,000 [a]	3,278,280
Commonwealth of Puerto Rico, Public Improvement, GO 5.50%, 7/1/2017 (Insured; XLCA)	2,000,000	2,277,400
Puerto Rico Commonwealth Highway and Transportation Authority, Revenue:		
Highway 5.50%, 7/1/2013 (Insured; MBIA)	2,500,000	2,769,000
Transportation 5.25%, 7/1/2012 (Insured; MBIA)	2,440,000	2,572,565
Puerto Rico Public Buildings Authority, Guaranteed Revenue (Government Facilities) 5.25%, 7/1/2020 (Insured; XLCA)	2,000,000	2,250,740
Virgin Islands Public Finance Authority, Revenue 5.625%, 10/1/2010	1,735,000	1,809,258
Total Long-Term Municipal Investments (cost $183,308,061)		**190,867,338**

Short-Term Municipal Investment—.8%

Florida;		
Gainesville, Utilities System Revenue 3.70% (Liquidity Facility; SunTrust Bank) (cost $1,500,000)	1,500,000 [b]	**1,500,000**
Total Investments (cost $184,808,061)	**98.8%**	**192,367,338**
Cash and Receivables (Net)	**1.2%**	**2,428,956**
Net Assets	**100.0%**	**194,796,294**

Summary of Abbreviations

ACA	American Capital Access	**GIC**	Guaranteed Investment Contract
AGC	ACE Guaranty Corporation	**GNMA**	Government National Mortgage Association
AGIC	Asset Guaranty Insurance Company		
AMBAC	American Municipal Bond Assurance Corporation	**GO**	General Obligation
		HR	Hospital Revenue
ARRN	Adjustable Rate Receipt Notes	**IDB**	Industrial Development Board
BAN	Bond Anticipation Notes	**IDC**	Industrial Development Corporation
BIGI	Bond Investors Guaranty Insurance	**IDR**	Industrial Development Revenue
BPA	Bond Purchase Agreement	**LOC**	Letter of Credit
CGIC	Capital Guaranty Insurance Company	**LOR**	Limited Obligation Revenue
		LR	Lease Revenue
CIC	Continental Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
CIFG	CDC Ixis Financial Guaranty		
CMAC	Capital Market Assurance Corporation	**MFHR**	Multi-Family Housing Revenue
		MFMR	Multi-Family Mortgage Revenue
COP	Certificate of Participation	**PCR**	Pollution Control Revenue
CP	Commercial Paper	**RAC**	Revenue Anticipation Certificates
EDR	Economic Development Revenue	**RAN**	Revenue Anticipation Notes
EIR	Environmental Improvement Revenue	**RAW**	Revenue Anticipation Warrants
		RRR	Resources Recovery Revenue
FGIC	Financial Guaranty Insurance Company	**SAAN**	State Aid Anticipation Notes
		SBPA	Standby Bond Purchase Agreement
FHA	Federal Housing Administration	**SFHR**	Single Family Housing Revenue
FHLB	Federal Home Loan Bank	**SFMR**	Single Family Mortgage Revenue
FHLMC	Federal Home Loan Mortgage Corporation	**SONYMA**	State of New York Mortgage Agency
		SWDR	Solid Waste Disposal Revenue
FNMA	Federal National Mortgage Association	**TAN**	Tax Anticipation Notes
		TAW	Tax Anticipation Warrants
FSA	Financial Security Assurance	**TRAN**	Tax and Revenue Anticipation Notes
GAN	Grant Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	86.1
AA		Aa		AA	9.9
A		A		A	1.7
BBB		Baa		BBB	.9
F1		MIG1/ P1		SP1/A1	.8
Not Rated c		Not Rated c		Not Rated c	.6
					100.0

†   *Based on total investments.*

a   *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b   *Securities payable on demand. Variable interest rate— subject to periodic change.*

c   *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2005

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	184,808,061	192,367,338
Cash		92,477
Interest receivable		3,014,433
Receivable for shares of Beneficial Interest subscribed		857
Prepaid expenses		12,144
		195,487,249
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		107,040
Payable for shares of Beneficial Interest redeemed		480,333
Accrued expenses		103,582
		690,955
Net Assets ($)		**194,796,294**
Composition of Net Assets ($):		
Paid-in capital		187,105,573
Accumulated undistributed investment income—net		19,343
Accumulated net realized gain (loss) on investments		112,101
Accumulated gross unrealized appreciation on investments		7,559,277
Net Assets ($)		**194,796,294**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		14,898,723
Net Asset Value, offering and redemption price per share—Note 3(d) ($)		**13.07**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2005

Investment Income ($):	
Interest Income	**9,289,863**
Expenses:	
Management fee–Note 3(a)	1,224,515
Shareholder servicing costs–Note 3(b)	241,017
Professional fees	60,766
Trustees' fees and expenses–Note 3(c)	37,820
Custodian fees	24,283
Prospectus and shareholders' reports	15,637
Registration fees	14,559
Loan commitment fees–Note 2	923
Miscellaneous	21,792
Total Expenses	**1,641,312**
Investment Income–Net	**7,648,551**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	1,081,927
Net unrealized appreciation (depreciation) on investments	(5,932,795)
Net Realized and Unrealized Gain (Loss) on Investments	**(4,850,868)**
Net Increase in Net Assets Resulting from Operations	**2,797,683**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2005	2004
Operations ($):		
Investment income−net	7,648,551	8,347,122
Net realized gain (loss) on investments	1,081,927	(9,469)
Net unrealized appreciation (depreciation) on investments	(5,932,795)	(2,848,735)
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,797,683**	**5,488,918**
Dividends to Shareholders from ($):		
Investment income−net	(7,629,208)	(8,331,786)
Net realized gain on investments	(974,461)	(367,314)
Total Dividends	**(8,603,669)**	**(8,699,100)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	12,847,319	16,065,482
Dividends reinvested	5,823,507	5,791,128
Cost of shares redeemed	(37,625,199)	(40,243,059)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(18,954,373)**	**(18,386,449)**
Total Increase (Decrease) in Net Assets	**(24,760,359)**	**(21,596,631)**
Net Assets ($):		
Beginning of Period	219,556,653	241,153,284
End of Period	**194,796,294**	**219,556,653**
Undistributed investment income−net	19,343	−
Capital Share Transactions (Shares):		
Shares sold	968,997	1,190,235
Shares issued for dividends reinvested	439,784	430,862
Shares redeemed	(2,827,932)	(2,998,932)
Net Increase (Decrease) in Shares Outstanding	**(1,419,151)**	**(1,377,835)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	13.45	13.63	13.64	13.15	13.21
Investment Operations:					
Investment income−net [a]	.50	.49	.49	.53	.58
Net realized and unrealized gain (loss) on investments	(.31)	(.16)	.04	.60	(.01)
Total from Investment Operations	.19	.33	.53	1.13	.57
Distributions:					
Dividends from investment income−net	(.50)	(.49)	(.49)	(.53)	(.58)
Dividends from net realized gain on investments	(.07)	(.02)	(.05)	(.11)	(.05)
Total Distributions	(.57)	(.51)	(.54)	(.64)	(.63)
Net asset value, end of period	13.07	13.45	13.63	13.64	13.15
Total Return (%)	1.38	2.49	4.00	8.75	4.37
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.80	.79	.79	.80	.78
Ratio of net investment income to average net assets	3.75	3.63	3.64	3.96	4.33
Portfolio Turnover Rate	25.86	12.63	20.68	33.26	22.97
Net Assets, end of period ($ x 1,000)	194,796	219,557	241,153	254,810	255,114

[a] Based on average shares outstanding at each month end.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Florida Intermediate Municipal Bond Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of income exempt from federal income tax as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when–issued or delayed–delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the

Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $70,679, undistributed capital gains $112,101 and unrealized appreciation $7,559,277.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2005 and December 31, 2004, respectively, were as follows: tax exempt income $7,629,208 and $8,331,786 and long-term capital gains $974,461 and $367,314.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended December 31, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the fund's Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended December 31, 2005, the fund was charged of $111,324 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended December 31, 2005, the fund was charged $71,967 pursuant to the transfer agency agreement.

During the period ended December 31, 2005, the fund was charged $3,762 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $98,628, chief compliance officer fees $1,858 and transfer agency per account fees $6,554.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A 1% redemption fee is charged and retained by the fund on certain shares redeemed within thirty days following the date of issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended December 31, 2005, redemption fees charged and retained by the fund amounted to $276.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2005, amounted to $52,482,583 and $71,812,916, respectively.

At December 31, 2005, the cost of investments for federal income tax purposes was $184,808,061; accordingly, accumulated gross unrealized appreciation on investments was $7,559,277.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Florida Intermediate Municipal Bond Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus Florida Intermediate Municipal Bond Fund, including the statement of investments, as of December 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2005 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Florida Intermediate Municipal Bond Fund at December 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
February 7, 2006

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby makes the following designations regarding its fiscal year ended December 31, 2005:

— all the dividends paid from investment income-net during the fiscal year ended December 31, 2005 as "exempt-interest dividends" (not subject to regular federal income tax and, for residents of Florida, not subject to taxation by Florida), and

— the fund hereby designates $.0004 per share as a long-term capital gain distribution paid on July 27, 2005, and also designates $.0654 per share as a long-term capital gain distribution paid on December 16, 2005.

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends and capital gains distributions paid for the 2005 calendar year on Form 1099-DIV which will be mailed by January 31, 2006.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

Gordon J. Davis (64)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Partner in the law firm of LeBoeuf, Lamb, Greene & MacRae, LLP
• President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 26

David P. Feldman (66)
Board Member (1985)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 58

Lynn Martin (66)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Advisor to the international accounting firm of Deloitte & Touche, LLP and Chair to its Council for the Advancement of Women

Other Board Memberships and Affiliations:
• SBC Communications, Inc., Director
• Ryder System, Inc., a supply chain and transportation management company, Director
• The Proctor & Gamble Co., a consumer products company, Director
• Constellation Energy Group, Director
• Member of the Council of Foreign Relations

No. of Portfolios for which Board Member Serves: 11

Daniel Rose (76)
Board Member (1992)

Principal Occupation During Past 5 Years:
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

Other Board Memberships and Affiliations:
• Baltic–American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 22

Philip L. Toia (72)
Board Member (1997)

Principal Occupation During Past 5 Years:
• Retired

No. of Portfolios for which Board Member Serves: 11

Sander Vanocur (77)
Board Member (1992)

Principal Occupation During Past 5 Years:
• President, Old Owl Communications

No. of Portfolios for which Board Member Serves: 22

Anne Wexler (75)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 36

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus
Florida Intermediate
Municipal Bond Fund

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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